                                                                EXHIBIT 99.A
A.M. CASTLE & CO.

Setting
Industry
Standards
for the
Nineties


1993 ANNUAL REPORT

A.M. CASTLE & CO. has come a long way since 1890 when Alfred M. Castle opened his first warehouse in Chicago, Illinois. Today, we are North America's leading industrial distributor of higher technology metals including carbon, alloy and stainless steels; nickel alloys; aluminum; copper; brass and titanium.
     The metals we distribute are used by more than 30,000 customers that range in size from very small to many of the top Fortune 500 industrial companies. They include manufacturers within the $440 billion producer durable equipment sector in end-use industries such as pollution control equipment; machine tools; agricultural, construction and mining machinery; electric and power generation equipment; oil and oil-field services; chemical and petroleum refineries; defense and aerospace.
     We differentiate ourselves competitively on a quality and service basis. Our mission is to set industry standards in these two critical areas--both today and in the future. A growing number of our customers share this determination and are implementing a variety of productivity-enhancing programs ranging from zero inventory management systems to truly interactive on-line partnerships. Because we acted early and aggressively to develop state-of-the-art sales and marketing capabilities, distribution facilities, and business systems, we are a major beneficiary of this trend as well as the upturn in the capital goods sector of our economy.
     In the United States, our coast-to-coast metals service center network consists of 23 locations with nearly 2.2 million square feet of capacity. In Canada, we serve customers from three service centers in the provinces of Manitoba, Ontario and Quebec. Our corporate headquarters are located in the Chicago suburb of Franklin Park, Illinois.
     Our common stock trades on the American Stock Exchange under the ticker symbol CAS. We have approximately 7.3 million shares of common stock outstanding and 1,625 shareholders of record.


COVER:                     TABLE OF CONTENTS
"SELLING INDUSTRY          Financial Highlights................................1
STANDARDS FOR THE          Letter to Shareholders..............................2
NINETIES"IS MORE           Setting Industry Standards for the Nineties.........4
THAN JUST THE SUBJECT      Financial Review....................................9
OF THIS YEAR'S ANNUAL      Financial Statements and Notes.....................11
REPORT. IT CAPTURES        Eleven Year Financial and Operating Standards......22
HOW WE DEFINE AND          Stock and Dividend Information.....................24
DIFFERENTIATE OURSELVES Management and General Information..Inside Back Cover FROM OUR COMPETITORS. IT
IS ALSO THE BASIS FOR OUR
CONFIDENCE IN CASTLE'S FUTURE.

THE YEAR IN BRIEF
(dollars and shares in thousands except per share amounts)



- --------------------------------------------------------------------------------------------------------
                                                                                                       %
                                                                          1993           1992     Change
- ---------------------------------------------------------------------------------------------------------
Operating Results        Net sales . . . . . . . . . . . . . . . . . .  $474,108       $423,913       12%
                         Gross profit on sales . . . . . . . . . . . .   122,285        110,230       11%
                         Income before taxes . . . . . . . . . . . . .    11,611          6,088       91%


PER SHARE OF
COMMON STOCK             Net income. . . . . . . . . . . . . . . . . .       .95            .50       90%
                         Dividends . . . . . . . . . . . . . . . . . .       .40            .40
                         Stockholders' equity. . . . . . . . . . . . .      9.56           9.00        6%
                         Average shares outstanding. . . . . . . . . .     7,277          7,276


BALANCE SHEET            Total assets. . . . . . . . . . . . . . . . .   204,219        195,205        5%
                         Total debt. . . . . . . . . . . . . . . . . .    63,459         58,586        8%
                         Total equity. . . . . . . . . . . . . . . . .    69,543         65,480        6%
                         Working capital . . . . . . . . . . . . . . .    85,033         75,325       14%
                         Cash flow*. . . . . . . . . . . . . . . . . .    11,683          8,479       38%


SELECTED RATIOS          Return on sales . . . . . . . . . . . . . . .      1.5%           0.8%       88%
                         Return on assets. . . . . . . . . . . . . . .      3.4%           1.9%       79%
                         Return on opening equity. . . . . . . . . . .     10.5%           5.6%       88%
                         Current ratio . . . . . . . . . . . . . . . .       2.3            2.1       10%
                         Debt to capital ratio . . . . . . . . . . . .     47.7%          47.2%        1%
- ---------------------------------------------------------------------------------------------------------

*Net income plus depreciation

TO OUR SHAREHOLDERS:


THE PAYOFF BEGINS...Over the past few years, we've talked about the actions we've taken to prepare for a more competitive operating environment and to differentiate our service approach front that of our competitors. And we've said that once the economic recovery picked up, we'd be ready.
     In 1993, the payoff from all our hard work began. We increased our total number of tons shipped by more than twice the rate of our industry, reflecting very significant gains in market share. With strong gross margins and lower expense ratios, we produced our second straight year of sharply increased earnings. We further strengthened our balance sheet, improving both our stockholders' equity and working capital positions. And we are just beginning.
     The payoff came because, going back to 1989, we recognized that significant structural changes were taking place within our marketplace, and we started to prepare for them. We began by realigning our sales and market organization in order to sharpen our merchandising focus. We redeployed inventory and processing equipment throughout our distribution network to speed up deliveries while reducing handling and transportation costs. We invested in state-of-the-art systems to strength our leadership in electronic order entry and date interchanges. We embarked on new initiatives which would set industry standards in the areas of quality and service. And we worked hard at reducing costs and eliminating non-essential activities.

1993 RESULTS CAPITALIZE ON OUR OPERATING LEVERAGE..Our total sales for 1993 reached $474 million, up 12% over last year's $424 million, reflecting strong market share gains and gradually improving business conditions. In fact, the pick-up in the second half of the year more than offset the seasonal slowdowns which we normally experience during the summer vacation months and the year-end holiday period.
     Our income from operations doubled, as much of the profit from incremental sales went directly to the bottom line. Net earnings for 1993 were $6.9 million, or 95 cents a share, versus $3.6 million, or 50 cents a share, in 1992. The net income figure for 1992 includes the effect of a retroactive adoption of two accounting rules which contributed $222,000 or 3 cents a share, to 1992 results. A detailed explanation of 1993 operating results is found in the Financial Review section of this report beginning on Page 7.

SETTING INDUSTRY STANDARDS FOR THE NINETIES... When we began preparing for the nineties, we made a commitment to go far beyond simply meeting the needs of our marketplace. We would strive to set standards for our industry in quality and service--the two critical areas of differentiation in our business.
     As an example, we were the first major distributor to obtain registration to ISO 9002, an intentionally recognized quality standard that we believe will be a prerequisite for doing business in the nineties. So far, we've achieved ISO 9002 registration for our three Strategic Product Groups, our Hy-Alloy Steels division and our flagship Franklin Park facility. This year, we're widening our quality lead by seeking registration for several additional locations including our major services centers in Cleveland and Houston. And within the next few years, we expect to have completed this vital process across our entire distribution network.
     We're also taking innovative steps to enhance our service capabilities. A recently formed alliance with Los Angeles, California-based Tubesales, the county's largest distributor of non-ferrous tubes and pipe, leverages our complementary product offerings, while improving inventory turns and operating efficiencies. We are very enthusiastic about this alliance, and look forward to a long and profitable relationship between our two companies.


OUR SECTOR SHOULD OUTPERFORM THE OVERALL ECONOMY. As of this writing, the consensus forecast calls for GDP to grow at a 3% rate through 1994, down from the 5.9% rate registered in the fourth quarter, but still very welcome after three years of anemic growth.
     Even better news for Castle--the producer durable equipment sector is expected to continue its strong economic upturn. The Commerce Department's latest spending survey, taken in October and November, shows that business expects to invest 5.4% more on new plant and equipment in 1994 (before adjustment for inflation), after a 7% rise in 1993.
     Productivity and quality are the driving forces behind the capital-spending push as the U.S. industrial sector continues to build competitive advantage through greater operating efficiencies and higher levels of customer satisfaction. On the next several pages, we'll take a closer link at our exciting industry environment and how the changes that are taking place have redefined our approach to metals distribution.


THE MARKET RECOGNIZES OUR PERFORMANCE... AND OUR POTENTIAL. We are very gratified that the stock market has reflected our improved performance, and more significantly, our potential for future growth. On December 31, 1993, our stock closed at $17 1/4, up 48% from a year ago, contributing to an 18% compound annual return to investors (stockholder appreciation plus dividends) over the fifteen-year period ending with this calendar year.
     Dividends continue to be a key component of Castle's investment appeal.
On January 27, 1994, our Board of Directors declared a 20% increase in the quarterly cash dividend to 12 cents a share. This action underscores the Board's confidence in our prospects for continued growth as well as our continued commitment to income and value-oriented investors.
     While past performance can't guarantee future results, we are optimistic that our strong underlying fundamentals, in conjunction with a favorable market environment for earnings-driven and economically-sensitive stocks, will enable us to continue upholding a long-standing tradition of superior total returns on our shareholders' investment in Castle.


WE'RE READY FOR 1994. While there is still much to accomplish, the enthusiasm as Castle is easy to understand. Our early and thorough preparation for this decade, combined with our strong leadership in all of our major product lines, positions us for significant growth in the years ahead.
     In closing, we take our hats off to the tenacity of our 1,200 employees. They've worked hard to meet the challenges presented by a difficult economy during the past several years. Because of them, and the support of our valued customers, suppliers and shareholders, we now look forward to an even better year in 1994.

Sincerely,



Michael Simpson
Chairman




Richard G. Mork
President & C.E.O.

February 25, 1994
                                                                             3

SETTING INDUSTRY STANDARDS FOR THE NINETIES

OVERVIEW...When our customer base started working almost a decade ago toward improving its global competitive position, we knew that industrial America was beginning a process of fundamental change. Radical steps were taken, and are still being taken,--among them, investment in increasingly sophisticated systems, improved manufacturing methods, costs cutting and capacity rationalization--to enhance quality and productivity.

We knew that these changes would redefine the role of the metals distributor, and that, far beyond simply selling products, future growth would lie in the ability to identify and create new services that add value for customers. And we knew that, as THE market leader in higher technology metals, we had the opportunity to play a central role in the revitalization of industrial America. We couldn't wait to get started, and we did.

Rather than viewing these changes as problems to be overcome, each development became an opportunity to set new industry standards. Today, we consider every aspect of the metals distribution process to be apart of our mandate. On these pages, we take a closer look at the trends which are influencing our operating environment, and how we are positioning Castle as the supplier of choice for customers who require enhanced levels of quality and service.


THE RACE TOWARD INCREASED PRODUCTIVITY. Perhaps more than any other single market development, our customers' drive to improve productivity has made long-term relationships with leading-edge distributors like Castle increasingly valuable. Beginning with just-in-time and zero inventory management programs and running the gamut all the way to truly interactive on-line partnerships, our goal is to help each customer improve the performance of their business.


Inventory management programs, for example, while widespread, are still growing and becoming more sophisticated as companies increasingly implement new technologies.

such as automated order entry and electronic data interchange. Castle recognized the value of these concepts while they were still in their infancy and made major investments in state-of-the-art computer hardware and software systems so that we could assume responsibility for managing and providing all of a customer's metals requirements, often at multiple locations.


Five years ago, these full-service programs represented only a small portion of our total business. But today, they area an increasingly important component-- helping us to develop long-term, mutually beneficial partnerships that have set the standard for our industry.

Pre-production processing represents another opportunity to enhance our customers' productivity. By processing and delivering metals to their exact specifications, materials enter our customers' manufacturing process at a point at which they begin to add real value.


To stay on the leading edge in processing capabilities, we recently completed the first phase of a long-range plan to develop a value-added bar processing center in Hammond, Indiana. Named H-A Industries to capitalize on our Hy-Alloy Steel division's worldwide reputation as THE leading distributor of carbon alloy bars and tubing, this facility is already contributing to improved quality and customer service. Phase 1 for this 124,000 square foot facility involved the purchase and installation of a CNC (computer numerical control) quench and temper heat treat line to produce alloy bars for distribution throughout North America. This phase was completed by mid-year and we are now at work on Phase 2 which is expected to be in full production by this fall.


INCREASING EMPHASIS ON QUALITY CERTIFICATION. Quality is another area where we believe we are THE industry leader. While the term has been overused, we cannot emphasize too strongly how vital it will continue to be through the rest of those decade. In fact, we anticipate that service centers will not be approved to sell to most major U.S. manufacturers without a documented quality process.


As we mentioned earlier, we've already successfully completed the rigorous ISO 9002 registration process for two of our largest facilities, which, together, account for more than 25% of our total capacity. And by the end of 1994, we estimate that we will have expanded this registration process to cover nearly two-thirds of our entire distribution network.

While ISO was in an early stage of development in the U.S. as recently as a year ago, it is now growing exponentially as companies that sell their products on a worldwide basis increasingly recognize its value. Again, we are well ahead of the curve in setting industry standards for quality assurance.


SOURCE CONS0LIDATION. Our customers are also implementing source consolidation and sole-sourcing strategies to hold down their purchasing costs, reduce inventories and achieve consistently high levels of quality and service. These strategies are well documented in the October 1993 survey of purchasing executives in INDUSTRIAL DISTRIBUTION MAGAZINE which found, not surprisingly, that in choosing a supplier, quality and service were ranked first and second, while price was ranked fifth.


The trend toward source consolidation gives our industry a significant competitive advantage over integrated metal producers and mini-mills because we have the ability to provide ALL the materials a customer needs...not just the limited range produced by any single mill; and because we measure lead times in hours, not the weeks or months typically required by a mill production schedule. Furthermore, as North America's leading distributor of higher technology metals, this trend strengthens our competitive position within the metal service center industry.


WE'LL CONTINUE TO SET INDUSTRY STANDARDS. While many of our competitors are now scrambling to add technological capabilities and reorganize to a more market-driven approach, we've staked out a position that puts us well ahead of the industry.


As the rest of this decade unfolds, we are determined to continue building on our market leadership in the distribution of higher technology metals. From the depth and breath of the inventory we carry, the range of pre-processing services we offer and the speed and flexibility of our delivery schedules to our product knowledge, computer technologies and communications systems, we are determined to provide the most consistent overall value to our customers. And, by continuing to set industry standards in quality and service, we are determined that no metals distributor will be able to match A.M. Castle & Co. In delivering total customer satisfaction.

FINANCIAL REVIEW

This discussion should be read in connection with the information contained in the Consolidated Financial Statements and Notes.

OVERVIEW
Castle's 1993 results reflect gradually improving business conditions and significant market share gains. Activity levels were strong throughout the year, especially during the second half, with double-digit gains achieved in both the number of tons shipped and dollar sales. Unit volume (total tons shipped) increased by more than twice the rate of the industry as a whole, confirming that Castle's growth is as much a function of its ability to increase market share as it is of the improved operating environment. The fourth quarter produced the biggest earnings gain of the year in spite of the fact that it is usually one of the slowest quarters due to the traditional holiday seasonal slowdown after Thanksgiving.
   The improvement in Castle's business conditions reflects the current strength of the U.S. manufacturing sector, which continues to lead the economic upturn. According to the Commerce Department's most recent report, spending in the $444 billion producer durable equipment sector (Castle's primary market) increased by 16.2% this past year, versus a 6.9% increase in 1992, and a decline of 3.3% in 1991. By comparison, total gross domestic product (measured in 1987 constant dollars) rose 2.9% in 1993, improving from 1992's 2.6% rise, and 1991's decline of 0.7%. NOTE: These figures reflect the most recent revisions made to prior years' data by the Commerce Department's Bureau of Economic Analysis.

SALES
As a result of these factors, net sales for 1993 totalled $474.1 million, an increase of 12% from 1992's $423.9 million. Unit volume increased 24% to 307,865 tons. However, the combination of a shift in product mix away from higher priced aerospace materials and continued price pressure on non-ferrous metals prevented revenue growth from keeping pace with volume increases. In 1993, carbon and stainless steels generated 77% of total revenues with the balance provided by non-ferrous metals. On average, pricing in 1993 was about 3.9% below 1992 levels. Currently the Company is seeing some modest price increases for carbon and alloy steels. Non-ferrous pricing, while not getting any better, seems to have stabilized at current levels.
   In 1992, sales totalled $423.9 million, down 2.9% from 1991's $436.4 million, despite a 6.4% increase in tons sold. The 1992 dollar sales decrease was primarily due to price deflation at the mill level. Average prices in 1992 were about 6.0% below 1991 levels, and, while there was significant improvement in volume during the second half of the year, there was no discernable improvement in pricing. A shift in sales mix towards lower priced products also contributed to the decline in sales dollars. Carbon and stainless steels accounted for 73% and 70% of total revenues in 1992 and 1991, respectively. The second half of 1992 marked the beginning of improving business conditions, with the fourth quarter producing the Company's highest quarterly shipment activity of the year.

COST OF SALES
The Company continued to focus on gross margin improvement and cost control throughout 1993 -- two vital components of its overall strategy to outperform industry averages and minimize its exposure to business downturns. As a result, Castle's cost of sales, as a percentage of total sales, increased only slightly despite significantly higher unit volume during the year. Gross margin percentage was 25.8%, compared with 1992's 26.0%, reflecting the higher activity levels and pricing pressures in its marketplace.
   Gross profit for 1993 totalled $122.3 million, up 11% from 1992's level of $110.2 million, as strong volume increases more than offset the effects of price deflation and sales mix shifts that occurred throughout the year.
   In 1992, cost of sales declined as a percentage of total sales leading to a significant improvement in gross margin over 1991. Gross margin percent increased to 26.0% from 24.1% in 1991. This improvement resulted from several factors including, but not limited to, a shift in product mix towards higher margin products, advantageous sourcing and enhancements to the Company's computer-based pricing system.
   Gross profit for 1992 totalled $110.2 million, an increase of 4.6% from the $105.3 million reported in 1991. Improved unit sales volume, along with a higher margin percentage, helped offset the negative effects of price deflation experienced throughout the year.
   Substantially all inventories are valued using the LIFO (last-in, first-out) method. LIFO had the effect of increasing Castle's cost of sales by $0.1 million in 1993 and of reducing cost of sales by $5.7 million in 1992 and $6.0 million in 1991 compared with what they would have been on a FIFO (first-in, first-out) basis.

OPERATING EXPENSES
Total operating expenses for 1993 were $102.1 million, compared with $94.9 million in 1992 and $92.8 million in 1991. As a percentage of sales, operating expenses were 21.5% in 1993 as compared to 22.4% in 1992 and 21.3% in 1991. These results reflect successful efforts to control expenses which began in the fourth quarter of 1990 and have continued throughout this three-year reporting period. Cost control actions helped produce the improvements in operational efficiency necessary to keep the Company profitable during the 1990-1992 recessionary climate, and have enabled the Company to capitalize on 1993's more favorable operating environment.
- ------------------------------------------------------------------------------

   Depreciation expense was relatively unchanged from 1992, which declined 8% from the 1991 level primarily as the result of sales and leasebacks of assets occurring in late 1991 and 1992. The resulting rent expense has been included in the operating expenses discussed above.
   Interest expense, net of interest income, decreased 12% from 1992. Lower interest rates in 1993 were responsible for the reduction. In 1992, interest expense, net of interest income was 37% lower than 1991. The decrease was the result of significantly lower rates and debt levels.

TAXES
The Company's Federal income tax rate has remained essentially unchanged since 1991. As indicated in Note 3 to the Company's consolidated financial statements, the Company has adopted SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1992. The application of the new standard had the effect of increasing the Company's net worth by $1.8 million, and contributed a slight gain to 1992 net income from normal operations.

EARNINGS
Castle generated sharply higher earnings again in 1993. The current year's gains were primarily due to the strong increase in sales volume and the effect of the Company's operating leverage on incremental sales as discussed in previous shareholder reports. Continued tight control over expenses and inventory levels also contributed significantly to the bottom-line. Earnings for the year were $6.9 million, or $.95 per share, compared with the $3.6 million, or $.50 per share, recorded for 1992. The 1992 earnings figure included net income of $222,000, or $.03 per share, due to the adoption of new accounting methods for postretirement benefits and income taxes.
   Castle began a significant turnaround in profitability in 1992 from the year earlier level in spite of continued mill price erosion. The greatest contributors to the improved performance were a 6.4% increase in tons sold; a significantly higher gross margin percent; and continued tight control over expenses. Net income for 1992 was $3.6 million, or $.50 per share, compared with 1991 net income of $200,000, or $.03 per share.

CAPITAL EXPENDITURES
Capital expenditures during 1993 and 1992 amounted to $4.6 million and $1.8 million, respectively. Approximately $1.2 million was invested in 1993 for the addition of a Heat Treat Quench and Temper Line at the newly formed H-A Industries facility in Hammond, Indiana, with the remaining expenditures aimed toward improving existing facilities and maintaining property and equipment in good working order. In 1991, capital expenditures amounted to $3.3 million, and were also aimed at improving existing facilities and maintaining property and equipment in good working order. The Company anticipates that 1994 expenditures will approximate 1993 levels.
   During the latter half of 1993, 1992, and 1991, the Company sold and leased back approximately $2.1 million, $1.2 million, and $5.3 million of fixed assets respectively, which added to cash flow and decreased long-term borrowing.

LIQUIDITY AND CAPITAL RESOURCES
Castle continued to strengthen its financial position during 1993, with significant improvement in both its stockholders' equity and working capital positions. At 1993 year end, stockholders' equity increased to $69.5 million, or $9.56 per share, compared with $65.5 million, or $9.00 per share in 1992, and $64.7 million, or $8.89 per share in 1991.
   Total borrowings were $63.5 million at 1993 year end, compared to $58.6 million and $69.4 million at 1992 and 1991 year ends, respectively. After reducing debt levels significantly in 1992, borrowing increased to help finance the higher level of activity in 1993 at attractive current market rates. As a result, the debt-to-capital ratio increased slightly to 48% from last year's 47% ratio, but well below the 1991 ratio of 52%.
   Accounts receivable rose in 1993, reflecting the increase in sales levels. The number of days' sales outstanding decreased slightly in 1993 from 1992, which showed a similar decline from 1991. Collections were strong, exceeding the Company's target level for both the fourth quarter and the year. The Company believes that its net receivables at December 31, 1993 are of a very good quality.
   Working capital increased to $86.1 million at December 31, 1993, compared with $75.3 million at December 31, 1992 and $79.7 million at December 31, 1991, as investments in inventory and receivables grew to support higher sales volume.
   The Company had unused committed and uncommitted lines of bank credit of $103.6 million at December 31, 1993, compared with $111.4 million and $94.5 million in 1992 and 1991, respectively. Management believes that funds generated from operations, existing lines of credit and additional borrowing capacity will provide adequate funding for current and anticipated business operations.

OUTLOOK FOR 1994
After growing at a surprisingly strong 5.9% annual rate in the last quarter of 1993, the Commerce Department forecasts that the economy will grow at a 3% rate during this coming year. More important for Castle, the producer durable equipment sector it serves is expected to outperform GDP as U.S. manufacturers continue to invest in equipment which will enhance productivity and quality. Should this economic scenario prove to be reasonably accurate, the Company expects to show very favorable year-to-year comparisons again in 1994.

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                                      10

SUPPLEMENTARY SCHEDULES

The Company's LIFO inventory system charges cost of material sold at the inventory costs of its most recent purchases. The LIFO method matches current revenues with current costs of inventory. This method more fairly presents results of operations, whether in periods of inflation or deflation.
   The Supplementary Statements of Consolidated Financial Position are presented for analytical and comparative purposes. They are intended to display the Company's financial position as if the Company were on a FIFO-based inventory system rather than the LIFO-based inventory system the Company actually uses. The statements reflect taxes on the unrecognized inventory gain at statutory Federal rates and the Company's historical average state tax rates and give no effect to any supplemental expenses.

SUPPLEMENTARY STATEMENTS OF CONSOLIDATED FINANCIAL POSITION


                                                                                                            December 31
- ---------------------------------------------------------------------------------------------------------------------------------
                                     (Dollars in millions)                                          1993        1992        1991
- ---------------------------------------------------------------------------------------------------------------------------------
Current assets
  Cash..........................................................................................   $  1.5      $   .7      $   .3
  Accounts receivable, net......................................................................     49.0        45.0        44.6
  Inventories, at latest cost...................................................................    147.2       141.9       139.5
                                                                                                   ------      ------      ------
    Total current assets........................................................................    197.7       187.6       184.4
  Less -- current liabilities...................................................................    (84.3)      (84.9)      (73.9)
                                                                                                   ------      ------      ------
Net current assets..............................................................................    113.4       102.7       110.5
Fixed and other assets, net.....................................................................     52.1        53.1        57.2
                                                                                                   ------      ------      ------
    Total assets, less current liabilities......................................................    165.5       155.8       167.7
Long-term debt..................................................................................    (58.0)      (53.0)      (63.3)
Deferred income taxes...........................................................................     (8.1)       (7.8)       (9.0)
Postretirement benefit obligations..............................................................     (2.5)       (2.2)         --
Unrecognized inventory gain, net of taxes.......................................................    (27.3)      (27.3)      (30.7)
                                                                                                   ------      ------      ------
Stockholders' equity............................................................................   $ 69.6      $ 65.5      $ 64.7
                                                                                                   ------      ------      ------
                                                                                                   ------      ------      ------
- ---------------------------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
- ------------------------------------------------------------------------------

                                                                                                         Years Ended December 31,
- ---------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                                                    1993          1992          1991
- ---------------------------------------------------------------------------------------------------------------------------------
Net sales.................................................................................   $474,108      $423,913      $436,441
Cost of material sold.....................................................................    351,823       313,683       331,093
                                                                                             --------      --------      --------
  Gross profit on sales...................................................................    122,285       110,230       105,348
                                                                                             --------      --------      --------
EXPENSES
  Operating expenses......................................................................    102,089        94,944        92,848
  Depreciation (Notes 1 and 5)............................................................      4,784         4,865         5,273
  Interest expense, net (Notes 2 and 4)...................................................      3,801         4,333         6,848
                                                                                             --------      --------      --------
                                                                                              110,674       104,142       104,969
                                                                                             --------      --------      --------
Income before income taxes and cumulative effect of changes in accounting methods.........     11,611         6,088           379
                                                                                             --------      --------      --------
Income taxes (Notes 1 and 3)
  Federal -- currently payable............................................................      3,926         2,296           298
         -- deferred......................................................................       (141)         (133)         (146)
  State...................................................................................        927           533            26
                                                                                             --------      --------      --------
                                                                                                4,712         2,696           178
                                                                                             --------      --------      --------
Net income before cumulative effect of changes in accounting methods......................      6,899         3,392           201
                                                                                             --------      --------      --------
Cumulative effect of changes in accounting methods (Notes 3 and 6)........................         --           222            --
                                                                                             --------      --------      --------
Net income................................................................................      6,899         3,614           201
                                                                                             --------      --------      --------
Net income per share before cumulative effect of changes in accounting methods............   $    .95      $    .47      $    .03
Cumulative effect of changes in accounting methods........................................         --           .03            --
                                                                                             --------      --------      --------
Net income per share (Notes 1 and 7)......................................................   $    .95      $    .50      $    .03
                                                                                             --------      --------      --------
                                                                                             --------      --------      --------

- ------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS
- ------------------------------------------------------------------------------

                                                                                                     Years Ended December 31,
- --------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                                                    1993          1992          1991
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year..............................................................   $ 45,421      $ 44,717      $ 48,443
Net income................................................................................      6,899         3,614           201
Cash dividends -- $.40 per share in 1993, $.40 per share in 1992 and $.54 per share in
  1991 (Note 7)...........................................................................     (2,911)       (2,910)       (3,927)
                                                                                             --------      --------      --------
Balance at end of year....................................................................   $ 49,409      $ 45,421      $ 44,717
                                                                                             --------      --------      --------
                                                                                             --------      --------      --------

- ------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.
- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
- ------------------------------------------------------------------------------

                                                                                                   Years Ended December 31,
- ------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                           1993          1992          1991
- ---------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash (Note 1)...........................................................................   $  1,528      $    693      $    331
  Accounts receivable, less allowances of $600............................................     49,048        44,995        44,564
  Inventories -- principally on last-in, first-out basis (latest cost higher by approximately $45,600
    in 1993, $45,500 in 1992 and $51,200 in 1991) (Note 1)................................    101,572        96,368        88,292
                                                                                             --------      --------      --------
        Total current assets..............................................................    152,148       142,056       133,187
                                                                                             --------      --------      --------
Prepaid expenses and other assets (Note 1)................................................     11,088         9,947         9,813
                                                                                             --------      --------      --------
Property, plant and equipment, at cost (Notes 1 and 5)
  Land....................................................................................      4,115         4,117         4,115
  Buildings...............................................................................     34,875        34,734        34,688
  Machinery and equipment.................................................................     57,028        54,833        54,653
                                                                                             --------      --------      --------
                                                                                               96,018        93,684        93,456
    Less -- accumulated depreciation......................................................     55,044        50,482        46,041
                                                                                             --------      --------      --------
                                                                                               40,974        43,202        47,415
                                                                                             --------      --------      --------
Total assets..............................................................................   $204,210      $195,205      $190,415
                                                                                             --------      --------      --------
                                                                                             --------      --------      --------
Liabilities and stockholders' equity
Current liabilities
  Accounts payable........................................................................   $ 49,982      $ 51,597      $ 37,374
  Accrued payroll and employee benefits (Note 6)..........................................      5,982         4,084         3,742
  Accrued liabilities.....................................................................      3,512         3,656         3,715
  Short-term debt (Note 2)................................................................         --            --           200
  Current and deferred income taxes (Notes 1 and 3).......................................      1,199         1,801         2,501
  Current portion of long-term debt (Note 4)..............................................      5,435         5,593         5,925
                                                                                             --------      --------      --------
        Total current liabilities.........................................................     66,110        66,731        53,457
                                                                                             --------      --------      --------
Long-term debt, less current portion (Note 4).............................................     58,024        52,993        63,278
                                                                                             --------      --------      --------
Deferred income taxes (Notes 1 and 3).....................................................      8,067         7,837         9,010
                                                                                             --------      --------      --------
Postretirement benefit obligation (Note 6)................................................      2,466         2,164            --
                                                                                             --------      --------      --------
Stockholders' equity (Note 7)
  Common stock, without par value -- authorized 10,000,000 shares; issued and outstanding
    7,278,316 in 1993, 7,276,042 in 1992, and 7,276,041 in 1991...........................     21,938        21,813        21,813
  Earnings reinvested in the business.....................................................     49,409        45,421        44,717
  Cumulative translation adjustment.......................................................        168           101            (5)
  Treasury stock, at cost (329,480 shares in 1993, 321,554 shares in 1992, and 321,555 shares
    in 1991)..............................................................................     (1,972)       (1,855)       (1,855)
                                                                                             --------      --------      --------
        Total stockholders' equity........................................................     69,543        65,480        64,670
                                                                                             --------      --------      --------
Total liabilities and stockholders' equity................................................   $204,210      $195,205      $190,415
                                                                                             --------      --------      --------
                                                                                             --------      --------      --------
- ---------------------------------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
- ------------------------------------------------------------------------------

                                                                                                         Years Ended December 31,
- ---------------------------------------------------------------------------------------------------------------------------------

(Dollars in thousands)                                                                               1993        1992        1991
- ---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income...................................................................................   $ 6,899    $  3,614    $    201
  Adjustments to reconcile net income to net cash provided from operating activities
    Depreciation...............................................................................     4,784       4,865       5,273
    Cumulative effect of accounting changes (Notes 3 and 6)....................................        --        (222)         --
    Gain on sale of facilities/equipment.......................................................       (18)        (20)       (635)
    Increase in deferred taxes.................................................................       230         906         728
    (Increase) in prepaid expenses and other assets............................................    (1,141)       (134)     (1,173)
    Vested portion of restricted stock awards..................................................        --          --          64
    Increase (decrease) in postretirement benefit obligation...................................       302         (27)         --
                                                                                                  -------    --------    --------
Cash provided from operating activities before changes in current accounts.....................    11,056       8,982       4,458

  (Increase) decrease in current assets/liabilities
    Accounts receivable........................................................................    (4,053)       (431)      4,479
    Inventories................................................................................    (5,204)     (8,076)     25,601
    Accounts payable...........................................................................    (1,615)     14,223      (7,541)
    Accrued payroll and employee benefits......................................................     1,898         (58)     (1,701)
    Accrued liabilities........................................................................      (144)        (59)         91
    Current deferred income taxes..............................................................      (602)         34        (834)
                                                                                                  -------    --------    --------
Net (increase) decrease in current assets/liabilities..........................................    (9,720)      5,633      20,095
                                                                                                  -------    --------    --------
Net cash provided from operating activities....................................................     1,336      14,615      24,553

Cash flows from investing activities
  Proceeds from sales of facilities/equipment (Note 5).........................................     2,083       1,162       6,012
  Capital expenditures.........................................................................    (4,621)     (1,794)     (3,305)
                                                                                                  -------    --------    --------
Net cash provided from (used by) investing activities..........................................    (2,538)       (632)      2,707
                                                                                                  -------    --------    --------
Cash flows from financing activities
  Net borrowing under line-of-credit agreements................................................        --        (200)    (11,700)
  Proceeds from issuance of long-term debt.....................................................    10,066          --         201
  Repayments of long-term debt.................................................................    (5,193)    (10,617)    (11,830)
  Dividends paid...............................................................................    (2,911)     (2,910)     (3,927)
  Other........................................................................................        75         106          25
                                                                                                  -------    --------    --------
Net cash provided from (used by) financing activities..........................................     2,037     (13,621)    (27,231)
                                                                                                  -------    --------    --------
Net increase in cash...........................................................................       835         362          29
Cash -- beginning of year......................................................................       693         331         302
                                                                                                  -------    --------    --------
Cash -- end of year............................................................................   $ 1,528    $    693    $    331
                                                                                                  -------    --------    --------
                                                                                                  -------    --------    --------
Supplemental disclosures of cash flow information
  Cash paid during the year for --
    Interest...................................................................................   $ 4,106    $  4,524    $  7,340
                                                                                                  -------    --------    --------
    Income taxes...............................................................................   $ 5,084    $  1,754    $    283
                                                                                                  -------    --------    --------

- ------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.
- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies
Basis of presentation -- The financial statements include A. M. Castle & Co. (the Company) and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash -- For the purposes of these statements, short-term investments which have a maturity of 90 days or less are considered cash equivalents.

Inventories -- Substantially all inventories are stated at the lower of last-in, first-out (LIFO) cost or market. The Company values its LIFO increments using the costs of its latest purchases during the years reported.

Property, plant and equipment -- Property, plant and equipment are stated at cost and include assets held under capitalized leases. Major renewals and betterments are capitalized, while maintenance and repairs which do not substantially improve or extend the useful lives of the respective assets are expensed currently. When properties are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.
   The Company provides for depreciation of plant and equipment by charging against income amounts sufficient to amortize the cost of properties over their estimated useful lives (buildings -- 12 to 40 years; machinery and equipment -- 5 to 20 years). Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Included in depreciation expense is the amortization of assets under capital leases.

Income taxes -- Income tax provisions are based on income reported for financial statement purposes. During 1992, the Company changed its method of accounting in accordance with Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes" (Note 3).

Retirement plan costs -- The Company accrues and funds its retirement plans based on amounts, as determined by an independent actuary, necessary to maintain the plans on an actuarially sound basis. The Company also provides certain health care and life insurance benefits for retired employees. During 1992, the Company adopted on the immediate recognition basis SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires that the cost of these benefits be recognized in the financial statements during the employee's active working career. Prior to the adoption of SFAS No. 106 the cost of these benefits was recognized at the time that claims were incurred (Note 6).

Stock options -- When stock options are exercised, proceeds from the sale of common stock issued under those options are credited to common stock. No charges or credits are made to income for stock options.

Restricted stock awards -- Upon issuance of restricted stock, compensation expense and the amount charged to stockholders' equity is determined by the market value at the date of the grant, which is recognized ratably over the vesting period.

Net income per share -- Net income per share has been computed based on weighted average common shares outstanding during the year -- 7,276,981 in 1993, 7,276,051 in 1992 and 7,272,821 in 1991.

Goodwill -- Cost in excess of net assets of acquired companies is amortized on a straight-line basis over a 40 year period. The unamortized balance at December 31, 1993 of $753,000 is reflected on the consolidated balance sheets under prepaid expense and other assets.

Foreign currency translation -- The Company translates the assets and liabilities of its foreign subsidiary at the rates of exchange in effect at its year-end. Revenues and expenses are translated using the average exchange rate in effect during the year. Gains and losses from foreign currency translation were immaterial in 1993, 1992 and 1991. Foreign currency transaction gains and losses are included in the consolidated statements of income.

(2) Short-term debt
Short-term borrowing activity was as follows (in thousands):
- ----------------------------------------------------------------

                                                    1993     1992    1991
- ----------------------------------------------------------------
Maximum borrowed.................................  $9,475   $5,725   $14,300
Average borrowed.................................   3,055    2,610     6,402
Average interest rate
   During the year...............................     3.4%     3.9%      6.3%
   At year-end...................................      --       --       4.5%

- ----------------------------------------------------------------

(3) Income taxes
Effective January 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior year's financial statements were not restated.

- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

   The cumulative prior years' effect of adopting Statement 109 as of January 1, 1992, was to increase net income by $1,799,000, or $.25 per share. This change in accounting principle had no significant effect on the 1992 expense.
   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 and 1992 are as follows (in thousands):
- ----------------------------------------------------------------

                                                           1993       1992
      ----------------------------------------------------------------
Deferred tax liabilities:
 Depreciation.........................................    $5,211     $ 5,213
 Inventory, net.......................................     1,675       2,287
 Pension..............................................     2,644       2,251
 Other, net...........................................       400         536
                                                          ------     -------
   Net deferred liabilities...........................     9,930      10,287
Deferred tax assets:
 Postretirement benefits..............................     1,132       1,014
                                                          ------     -------
   Net deferred tax liabilities.......................    $8,798     $ 9,273
                                                          ------     -------
                                                          ------     -------

- ----------------------------------------------------------------

   The Company did not record any valuation allowance against deferred tax assets at December 31, 1993 and 1992.
   The components of the provision (benefit) for deferred Federal income tax, before the cumulative effect of changes in accounting methods for the years ended December 31, 1993 and 1992, are as follows (in thousands):
- ----------------------------------------------------------------

                                                            1993      1992
     ----------------------------------------------------------------
Depreciation............................................    $ (56)    $(140)
Inventory, net..........................................     (516)     (318)
Pension.................................................      342       256
Other, net..............................................       89        69
                                                            -----     -----
                                                            $(141)    $(133)
                                                            -----     -----
                                                            -----     -----

- ----------------------------------------------------------------

   A reconciliation between the statutory Federal income tax amount and the effective amounts at which taxes were actually provided before cumulative effect of changes in accounting methods is as follows (in thousands):
- ----------------------------------------------------------------


                                                  1993       1992      1991
     ----------------------------------------------------------------
Federal income tax at statutory rates..........  $3,948     $2,069     $129
State income taxes, net of Federal income tax
 benefits......................................     603        352       18
Net operating loss carry-forward...............      98        283      (11)
Other..........................................      63         (8)      42
                                                 ------     ------     ----
                                                 $4,712     $2,696     $178
                                                 ------     ------     ----
                                                 ------     ------     ----


(4) Long-term debt

Long-term debt consisted of the following at December 31, 1993, 1992 and 1991 (in thousands):
- ----------------------------------------------------------------

                                             1993        1992        1991
     ----------------------------------------------------------------
Revolving credit agreement (a) (c)........  $40,678     $30,235     $34,738
9.3% insurance company term loan, due in
 equal installments from 1992 through
 2000.....................................   11,660      13,330      15,000
Industrial development revenue bonds at
 interest rates from 6 1/4% (fixed) to 85%
 of prime, due in varying installments
 through 2006 (b) (c).....................    6,342       8,122       9,867
11 1/2% insurance company term loan, due
 in equal installments from 1991 through
 1995.....................................    3,000       4,500       6,000
Canadian bank term loan at variable rates,
 due in equal installments through 1995,
 with a final payment in 1996.............    1,605       2,065       2,704
12% notes payable for acquisition of Geo.
 F. Blake, Inc., due in equal installments
 through 1992.............................       --          --         257
Other.....................................      174         334         637
                                            -------     -------     -------
Total.....................................   63,459      58,586      69,203
Less--current portion.....................   (5,435)     (5,593)     (5,925)
                                            -------     -------     -------
Total long-term portion...................  $58,024     $52,993     $63,278
                                            -------     -------     -------
                                            -------     -------    -------

- ----------------------------------------------------------------
The carrying value of long term debt does not differ materially from their estimated fair value as of December 31, 1993.

(a) The Company has revolving credit agreements of $60 million domestically and $6.4 million with a Canadian bank. The credit facilities are three-year revolvers, extended annually by mutual agreement, with a four-year equal amortization term option. Under these credit arrangements all borrowings are considered to be long-term debt for balance sheet presentation purposes.
   Interest rate options on the domestic facility are based on London Interbank Offered Rate (LIBOR), Reference Rates or competitive Bid

- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Rates from four participating banks. The options on the Canadian facility are available at Canadian and U.S. prime rates, Bankers' Acceptance Rates, Cost of Fund Rates and LIBOR.
   A commitment fee of .375% of the total commitment less amounts borrowed under the Reference and LIBOR interest rate options is required on the domestic facility and .25% is required on the unused portion of the Canadian facility.
(b) The Company has loan and lease agreements with certain municipalities whereby industrial revenue bonds were issued to finance the purchase of land and construction of plant and equipment at new and existing service centers. Under the terms of the agreements, the loan and lease payments made by the Company are equivalent to the municipalities' debt service requirements on the bonds.
(c) The more restrictive provisions of the loan agreements require the Company to maintain minimum earnings to fixed charge ratios, to limit cash dividends and purchases of the Company's stock to $11 million, plus 70% of net income since December 31, 1989 (earnings reinvested in the business available for cash dividends or stock retirements under this provision were $5.9 million at December 31, 1993), and to limit borrowings. At December 31, 1993, the Company was in compliance with all restrictive covenants.
   The loan agreements also provide limitations on sales of subsidiaries, sale or lease of assets of the Company, acquisitions and transactions with affiliates.

(d) Aggregate annual principal payments on the noncurrent portion of long-term debt (including obligations under capital leases) are due as follows (in thousands):

   1995 $4,604          1996 $3,263         1997 $1,955         1998 $1,870

   Total net book value of assets collateralized under financing arrangements approximated $3.4 million at December 31, 1993.
   Net interest expense reported on the accompanying Consolidated Statements of Income, which includes that associated with both short and long-term debt, was reduced by interest income of $.1 million in 1993, 1992 and 1991.

(5) Lease agreements
(a) Description of leasing arrangements -- The Company has capital and operating leases covering certain warehouse facilities, equipment, automobiles and trucks, with lapse of time as the basis for all rental payments plus a mileage factor included in the truck rentals.
(b) Capital leases -- Capitalized leased property by major class is summarized as follows (in thousands):
- ----------------------------------------------------------------

                                                                  Balances at
                                                                  December 31
                                                 ----------------------------
 Class of Property                                1993        1992       1991
- ----------------------------------------------------------------
Machinery and equipment......................    $ 737     $ 1,541     $1,499
Less-accumulated depreciation................     (462)     (1,141)      (846)
                                                 -----     -------     ------
                                                 $ 275     $   400     $  653
                                                 -----     -------     ------
                                                 -----     -------     ------

- ----------------------------------------------------------------
Future minimum lease payments for the above assets under capital leases at December 31, 1993, are as follows (in thousands):



Year ending December 31,
- ----------------------------------------------------------------
 1994...............................................................  $ 91
 1995...............................................................    84
 1996...............................................................    16
                                                                      ----
Total minimum lease payments........................................  $191
Less--amount representing estimated lessor executory costs..........   (18)
                                                                      ----
Present value of net minimum lease payments.........................  $173
                                                                      ----
                                                                      ----

- ----------------------------------------------------------------
(c) Operating leases -- Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1993, are as follows (in thousands):



Year ending December 31,
- ----------------------------------------------------------------
 1994............................................................  $  4,126
 1995............................................................     3,135
 1996............................................................     2,759
 1997............................................................     2,554
 1998............................................................     1,394
 Later years.....................................................     3,593
                                                                   --------
Total minimum payments required..................................  $ 17,561
                                                                   --------
                                                                   --------
- ----------------------------------------------------------------

(d) Rental expense -- Total rental payments charged to expense were $7.0 million in 1993, $6.8 million in 1992 and $6.3 million in 1991.

(e) Sale and leaseback of assets -- During 1993, 1992 and 1991, the Company sold and leased back equipment under operating leases with terms of seven, eight and seven years, respectively. The leases allow for a purchase option after six years of $662,000, $519,000 and $1,947,000, respectively. Annual rentals are $342,000 for the 1993 lease, $173,000 for the 1992 lease and $899,000 for the 1991 transaction. The assets were sold at approximately net book

- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

value for proceeds of $2,063,000, $1,154,000 and $5,317,000, respectively.

(6) Retirement, profit-sharing and incentive plans
Substantially all employees who meet certain requirements of age, length of service and hours worked per year are covered by one of two Company-sponsored retirement plans or a union-sponsored retirement plan. The two Company-sponsored retirement plans, the A.M. Castle & Co. Salaried Employees' Pension Plan and the A.M. Castle & Co. Hourly Employees' Pension Plan, are defined benefit, noncontributory plans. Benefits paid to retirees are based upon age at retirement, years of credited service and average earnings.
   At December 31, 1993 the assumed discount rate, the estimated rate at which each retirement plan could have settled its liabilities, was 7.75%. The expected long-term rate of return on plan assets was assumed to be 9.5% per year, and future salary increases were estimated to be 4.75% per year. At December 31, 1992 and 1991, the assumed discount rate used was 9.0%, expected long-term rate of return on plan assets was estimated at 9.5% per year, and future salary increases were assumed to be 6.0% per year.
   The assets of the Company-sponsored plans are maintained in a single trust account. The majority of the trust assets are invested in common stock mutual funds, insurance contracts, real estate funds and corporate bonds. The Company's funding policy is to satisfy the minimum funding requirements of ERISA.
   The net pension credits in 1993, 1992 and 1991 were composed of the following (in thousands):
- ----------------------------------------------------------------

                                                 1993      1992      1991
- ----------------------------------------------------------------
Normal service cost...........................  $ 1,159   $ 1,098   $ 1,115

Interest cost on projected benefit
 obligation...................................    3,379     3,180     3,150

Actual return on plan assets..................   (4,203)   (3,117)   (8,252)

Net amortization and deferral.................     (941)   (1,838)    3,369
                                                -------   -------   -------
Net pension credit............................  $  (606)  $  (677)  $  (618)
                                                -------   -------   -------
                                                -------   -------   -------

- ----------------------------------------------------------------
   The status of the plans at December 31, 1993, 1992 and 1991, was as follows:

                                                 1993      1992      1991
- ----------------------------------------------------------------
Actuarial present value of vested benefit
 obligation...................................  $37,752   $31,679   $29,342
 Plus--Nonvested benefit obligation...........    3,671     2,092       328
                                                -------   -------   -------
 Vested and nonvested accumulated benefit
   obligation.................................   41,423    33,771    29,670
 Plus--Projected salary increases benefit
   obligation.................................    5,361     4,983     5,929
                                                -------   -------   -------
 Projected benefit obligation.................   46,784    38,754    35,599
Plan assets at fair value.....................   48,514    46,757    45,894
                                                -------   -------   -------
Plan assets in excess of projected benefit
 obligation...................................    1,730     8,003    10,295
Items not yet recognized in earnings
 Unrecognized net transitional assets.........   (2,927)   (3,903)   (4,878)
 Unrecognized net (gain) loss.................    6,674     1,365      (502)
 Unrecognized prior-service cost..............    1,047     1,017     1,147
                                                -------   -------   -------
Pension prepaid recognized on the consolidated
 balance sheets at December 31................  $ 6,524   $ 6,482   $ 6,062
                                                -------   -------   -------
                                                -------   -------   -------

- ----------------------------------------------------------------
   The Company has profit sharing plans for the benefit of salaried and other eligible employees (including officers). Effective January 1, 1992 the Company amended its existing profit sharing plan to include features under Section 401(k) of the Internal Revenue Code. The plan modifications included a provision whereby the Company partially matches employee contributions up to a maximum of 6% of the employees' salary. The current year's expense under this provision amounted to $244,000. The plan modifications also included a supplemental contribution feature whereby a Company contribution would be made to all eligible employees upon achievement of specific return on investment goals as defined by the plan. No contributions were made to this plan under this provision for 1993 and 1992.
   The Company has a management incentive bonus plan for the benefit of its officers and key employees. Incentives are paid to line managers based on performance, against objectives, of their respective operating units. Incentives are paid to corporate officers on the basis of total Company performance against objective. There were no incentives paid to corporate officers based on total company performance in 1992 and 1991. Amounts accrued and charged to income under each plan are included as part of accrued payroll and

- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

employee benefits at each respective year end. The amounts charged to income are summarized below (in thousands):
- ----------------------------------------------------------------

                                                     1993      1992     1991
     ----------------------------------------------------------------
Profit sharing and 401-K contribution.............  $  244     $227     $--
                                                    ------     ----     ---
                                                    ------     ----     ---
Management incentive..............................  $1,412     $679     $41
                                                    ------     ----     ---
                                                    ------     ----     ---
- ----------------------------------------------------------------

   The Company provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these plans. Effective January 1, 1992, the Company adopted the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Company elected to immediately recognize the accumulated liability, measured as of January 1, 1992, which totalled $2,591,000. The cumulative prior years' effect of the change in accounting method resulted in a net of income tax charge to earnings of $1,577,000, or $.22 per share. This change in accounting principle had no significant effect on the current year's expense.
   Net postretirement benefit cost for 1993 and 1992 includes the following components (in thousands):
- ----------------------------------------------------------------

                                                             1993     1992
     ----------------------------------------------------------------
Service cost...............................................  $129     $147
Interest cost on accumulated postretirement benefit
 obligation................................................   233      224
Amortization of unrecognized prior service cost............   (26)      --
Unrecognized net loss......................................     8       --
                                                             ----     ----
Net periodic postretirement benefit cost...................  $344     $371
                                                             ----     ----
                                                             ----     ----
- ----------------------------------------------------------------


   The following is a reconciliation between the plan's funded status and the accrued postretirement benefit obligation as reflected on the balance sheet as of December 31, 1993 and 1992 (in thousands):
- ----------------------------------------------------------------

Accumulated postretirement benefit obligation:
 Retirees.................................................  $1,491   $  589
 Fully eligible active plan participants..................     214      374
 Other active plan participants...........................   1,560    1,792
                                                            ------   ------
                                                             3,265    2,755
 Unrecognized prior service cost..........................     264       --
 Unrecognized net loss....................................    (647)    (176)
                                                            ------   ------

 Accrued postretirement benefit obligation................  $2,882   $2,579
                                                            ------   ------
                                                            ------   ------

- ----------------------------------------------------------------
   Future benefit costs were estimated assuming medical costs would increase at a 12 3/4% annual rate for the first year, with annual increases decreasing by 0.5% per year for five years, and 1% per year thereafter until an ultimate trend rate of 5 3/4% is reached. A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31, 1993 by $211,000 with no significant effect on the 1993 postretirement benefit expense. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1993 and 9.0% in 1992.

(7) Common stock
Changes in the common and treasury stock accounts during 1993, 1992 and 1991 were as follows (dollars in thousands):

                                             Common Stock     Treasury Stock
                                             -------------------------------
                                         Shares
                                         Issued    Amount   Shares   Amount
- ----------------------------------------------------------------
December 31, 1990.................... 7,554,004   $21,364  291,767   $1,495
 Stock options exercised.............    43,592       385   29,754      360
 Other...............................        --        64       34       --
                                      ---------   -------  -------   -------
December 31, 1991.................... 7,597,596   $21,813  321,555   $1,855
 Other...............................        --        --       (1)      --
                                      ---------   -------  -------   -------
December 31, 1992.................... 7,597,596   $21,813  321,554   $1,855
 Stock options exercised.............    10,200       125    7,806      115
 Other...............................        --        --      120        2
                                      ---------   -------  -------   -------
December 31, 1993.................... 7,607,796   $21,938  329,480   $1,972
                                      ---------   -------  -------   -------
                                      ---------   -------  -------   -------

   The Company has long-term stock incentive and stock option plans for the benefit of officers and key management employees. The 1989 Long-Term Incentive Plan authorized up to 150,000 shares of common stock for use under the Plan. Compensation expense under this plan is recognized ratably over the employee's vesting period as determined by the Plan. No shares were awarded under this plan in 1993, 1992 or 1991.
   The terminated 1982 Restricted Stock and Stock Option Plan authorized the issuance of up to 351,563 shares of common stock. In 1991, 43,592 shares were exercised at a price of $8.83 per share. There are no remaining unexpired options under this plan.
   In January 1990 the Board of Directors authorized the issuance of restricted stock and incentive stock options. Restricted stock awards involve shares issued immediately, or at a future date, upon fulfillment of stated conditions. Incentive stock options become exercisable beginning one year from date of grant and expire five years from date of grant if not exercised. The 1990 Restricted Stock and Stock Option Plan authorizes the issuance of up to 350,000 shares of

- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

common stock for use under the plan. A summary of plan transactions for 1993, 1992 and 1991 is as follows:
- ----------------------------------------------------------------

                                                  Option          Exercise
                                                  Shares           Price
- ----------------------------------------------------------------
December 31, 1991............................    128,200      10.625 -- 13.25
 Granted.....................................    120,400           11.75
 Forfeitures.................................    (21,600)          13.25
                                                 -------     ------------------
December 31, 1992............................    227,000      10.625 -- 13.25
 Granted.....................................      8,300      12.25 -- 12.375
 Forfeitures.................................     (2,800)      11.75 -- 13.25
 Exercised...................................    (10,200)     10.625 -- 13.25
                                                 -------     ------------------
December 31, 1993............................    222,300       11.75 -- 13.25
                                                 -------     ------------------
                                                 -------     ------------------

- ----------------------------------------------------------------

(8) Contingent liabilities
The Company is the defendant in several lawsuits arising out of the conduct of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of counsel that no significant uninsured liability will result from the outcome of the litigation, and thus there is no material financial exposure to the Company.
   The Company was contingently liable as endorser on discounted trade acceptances aggregating $5.1 million at December 31, 1993. Also, the Company has $3.2 million of irrevocable letters of credit outstanding to comply with the insurance reserve requirements of its workers' compensation insurance carrier.

(9) Selected quarterly data (unaudited)
The unaudited quarterly results of operations for 1993 and 1992 are as follows (dollars in thousands, except per share data -- Note 7):
- ----------------------------------------------------------------

                                    First      Second     Third      Fourth
                                   Quarter    Quarter    Quarter    Quarter
      ----------------------------------------------------------------
1993 quarters
 Net sales........................ $119,869   $121,042   $117,118   $116,079
 Gross profit.....................   30,053     30,943     30,273     31,016
 Net income....................... $  1,754   $  1,613   $  1,436   $  2,096
 Net income per share.............      .24        .22        .20        .29
1992 quarters
 Net sales........................ $109,343   $104,807   $103,731   $106,032
 Gross profit.....................   27,795     27,346     27,612     27,477
 Net income before cumulative
   effect of changes in accounting
   methods........................    1,149      1,007        939        297
 Cumulative effects of changes in
   accounting methods (Notes 3 and
   6).............................      222         --         --         --
 Net income....................... $  1,371   $  1,007   $    939   $    297
 Net income per share before
   cumulative effect of changes in
   accounting methods.............      .16        .14        .13        .04
 Cumulative effect of changes in
   accounting methods.............      .03         --         --         --
 Net income per share.............      .19        .14        .13        .04

- ----------------------------------------------------------------
Quarterly results for 1992 have been restated to reflect the cumulative effect of the accounting method changes in the first interim period of the year as required by Accounting Principles Board Opinion No. 20.

- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of A.M. Castle & Co.:

We have audited the accompanying consolidated balance sheets of A.M. Castle & Co. (a Delaware corporation) and Subsidiaries as of December 31, 1993, 1992 and 1991, and the related consolidated statements of income, reinvested earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.M. Castle & Co. and Subsidiaries as of December 31, 1993, 1992 and 1991, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.
   As discussed in Notes 3 and 6 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.

                            ARTHUR ANDERSEN & CO.
Chicago, Illinois,
February 4, 1994.

- ------------------------------------------------------------------------------

A.M. Castle & Co. and Subsidiaries
CONSOLIDATED ELEVEN-YEAR FINANCIAL AND OPERATING SUMMARY

- ---------------------------------------------------------------------------------------------------------------------------------
            (Dollars in millions, except employee and per share data)                       1993            1992            1991
- ---------------------------------------------------------------------------------------------------------------------------------

Supplemental    Tons sold (in thousands)..........................................            308             249             234
Summary of      Net sales.........................................................         $474.1          $423.9          $436.4
Earnings        Cost of sales.....................................................          351.8           313.7           331.1
                                                                                           ------          ------          ------
                Gross profit......................................................          122.3           110.2           105.3
                Operating expenses................................................          102.1            94.9            92.8
                Depreciation......................................................            4.8             4.9             5.3
                                                                                           ------          ------          ------
                Profit from operations............................................           15.4            10.4             7.2
                Interest expense, net.............................................            3.8             4.3             6.8
                                                                                           ------          ------          ------
                Income before income taxes........................................           11.6             6.1              .4
                Income taxes......................................................            4.7             2.7              .2
                                                                                           ------          ------          ------
                Net income........................................................            6.9            3.41              .2
                Cash dividends....................................................            2.9             2.9             3.9
                                                                                           ------          ------          ------
                Reinvested earnings...............................................         $  4.0          $  0.5          $ (3.7)
                                                                                           ------          ------          ------
                                                                                           ------          ------          ------
- ------------------------------------------------------------------------------

Share Data      Number of shares outstanding at year-end (in thousands)...........          7,278           7,276           7,276
(Note 7)        Net income per share..............................................         $  .95          $  .47          $  .03
                Cash dividends per share..........................................         $  .40          $  .40          $  .54
                Book value per share..............................................         $ 9.56          $ 9.00          $ 8.89

- ------------------------------------------------------------------------------

Financial       Working capital...................................................         $ 86.1          $ 75.3          $ 79.7
Position        Property, plant and equipment, net................................         $ 41.0          $ 43.2          $ 47.4
at Year-End     Total assets......................................................         $204.2          $195.2          $190.4
                Short-term debt...................................................         $   --          $   --          $   .2
                Long-term debt....................................................         $ 58.0          $ 53.0          $ 63.3
                Stockholders' equity..............................................         $ 69.5          $ 65.5          $ 64.7

- ------------------------------------------------------------------------------

Financial       Return on sales...................................................            1.5%            0.8%            0.1%
Ratios          Asset turnover....................................................            2.3             2.2             2.3
                Return on assets..................................................            3.4%            1.7%            0.1%
                Leverage factor...................................................            3.1             3.0             2.8
                Return on opening stockholders' equity............................           10.5%            5.2%            0.3%
                Percent earnings reinvested.......................................           58.0%           14.7%             --%
                Percent increase (decrease) in equity.............................            6.1%            1.2%           (5.3%)

- ------------------------------------------------------------------------------

Other Data      Additions to property, plant and equipment........................         $  4.6          $  1.8          $  3.3
                Stockholders at year-end..........................................          1,625           1,670           1,750
                Employees at year-end.............................................          1,204           1,196           1,268
                Per employee data (in thousands)
                Net sales.........................................................         $393.8          $354.4          $344.2
                Gross profit......................................................         $101.6          $ 92.1          $ 83.0
                Operating expenses, including depreciation........................         $ 88.8          $ 83.4          $ 77.4
                Profit from operations............................................         $ 12.8          $  8.7          $  5.6

- ------------------------------------------------------------------------------

This schedule is prepared reflecting accounting changes as required or allowed to more fairly present the results of operations over the eleven-year period. Statements for years preceding these changes have not been revised to reflect their retroactive application of these changes. Refer to prior year annual reports for specific accounting changes.
- -------------------
11992 net income represents the net results from operations before the cumulative prior years' effect of adopting SFAS No. 106 and SFAS No. 109 (Notes 3 and 6).

- ------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------
 1990       1989       1988       1987       1986       1985       1984       1983

- -----------------------------------------------------------------------------------
   248        255        277        258        231        211        230        179
$478.9     $501.1     $499.3     $376.1     $322.9     $307.2     $328.4     $252.8
 363.6      380.6      375.1      282.1      240.6      224.0      237.5      182.8
- ------     ------     ------     ------     ------     ------     ------     ------
 115.3      120.5      124.2       94.0       82.3       83.2       90.9       70.0
  97.5       96.7       92.6       74.9       74.6       70.1       71.0       59.6
   5.2        4.4        3.9        3.7        3.6        3.3        3.2        3.3
- ------     ------     ------     ------     ------     ------     ------     ------
  12.6       19.4       27.7       15.4        4.1        9.8       16.7        7.1
   6.8        5.1        5.1        3.3        4.1        3.1        2.9        2.2
- ------     ------     ------     ------     ------     ------     ------     ------
   5.8       14.3       22.6       12.1        0.0        6.7       13.8        4.9
   2.7        5.6        8.9        5.5      (0.1)        3.0        6.7        2.2
- ------     ------     ------     ------     ------     ------     ------     ------
   3.1        8.7       13.7        6.6        0.1        3.7        7.1        2.7
   4.9        4.7        3.5        3.0        3.0        2.8        2.0        1.5
- ------     ------     ------     ------     ------     ------     ------     ------
$(1.8)     $  4.0     $ 10.2     $  3.6     $(2.9)     $  0.9     $  5.1     $  1.2
- ------     ------     ------     ------     ------     ------     ------     ------
- ------     ------     ------     ------     ------     ------     ------     ------

- ------------------------------------------------------------------------------

 7,262      7,220      7,190      7,137      7,107      7,088      7,044      7,020
$  .43     $ 1.20     $ 1.90     $  .93     $  .01     $  .52     $ 1.01     $  .39
$  .68     $  .64     $  .48     $  .42     $  .43     $  .39     $  .29     $  .21
$ 9.41     $ 9.66     $ 9.11     $ 7.75     $ 7.25     $ 7.65     $ 7.53     $ 6.81

- ------------------------------------------------------------------------------

$ 89.9     $ 75.8     $ 89.0     $ 47.9     $ 47.5     $ 50.5     $ 43.5     $ 41.6
$ 54.8     $ 45.3     $ 39.4     $ 35.7     $ 38.4     $ 35.8     $ 36.7     $ 35.8
$226.6     $202.3     $211.9     $158.7     $145.6     $138.3     $135.0     $116.9
$ 11.9     $   .5     $   --     $  6.0     $ 14.0     $  2.0     $  3.0     $   --
$ 76.7     $ 51.0     $ 61.0     $ 27.8     $ 30.8     $ 30.2     $ 24.4     $ 26.6
$ 68.3     $ 69.7     $ 65.5     $ 55.3     $ 51.5     $ 54.2     $ 53.1     $ 47.8

- ------------------------------------------------------------------------------

   0.7%       1.7%       2.7%       1.8%       0.1%       1.2%       2.2%       1.1%
   2.1        2.5        2.4        2.3        2.2        2.2        2.4        2.2
   1.4%       4.3%       6.5%       4.2%       0.1%       2.7%       5.3%       2.3%
   3.3        3.1        3.8        3.1        2.8        2.6        2.8        2.5
   4.5%      13.2%      24.7%      12.9%       0.2%       7.0%      14.9%       5.8%
    --%      46.3%      74.8%      54.0%        --%      24.3%      71.8%      44.4%
  (2.0%)      6.4%      18.5%       7.3%      (5.0%)      2.1%      11.1%       2.6%

- ------------------------------------------------------------------------------

$ 13.4     $ 10.4     $  7.8     $  2.6     $  6.2     $  3.1     $  4.7     $  2.0
 1,730      1,747      1,732      1,750      1,843      1,893      1,873      1,944
 1,379      1,371      1,373      1,232      1,227      1,258      1,356      1,272
$347.3     $365.5     $363.7     $305.3     $263.2     $244.2     $242.2     $198.7
$ 83.6     $ 87.9     $ 90.5     $ 76.3     $ 67.0     $ 66.1     $ 67.0     $ 55.0
$ 74.5     $ 73.7     $ 70.3     $ 63.8     $ 63.7     $ 58.3     $ 54.7     $ 49.4
$  9.1     $ 14.2     $ 20.2     $ 12.5     $  3.3     $  7.8     $ 12.3     $  5.6

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------

TOTAL RETURN ON AN INVESTMENT IN CASTLE
The accompanying 15-year chart shows the total value generated by an initial investment of $100 in A.M. Castle & Co., including stock price appreciation and the reinvestment of dividend payments, compared to an equivalent investment at returns earned by the Standard and Poor's 500 common stock index and the inflation rate as measured by the Consumer Price Index.
     During 1993, an investment in Castle's stock produced a total return of 51.8% compared with 7.7% for the Standard and Poor's 500 and an inflation rate of 2.9%.
     Over the 15-year period ended December 31, 1993, Castle generated a compounded annual rate of return of 17.7% compared with 15.6% for the Standard and Poor's 500 and an annual inflation rate of 5.3%.


CASTLE'S RECORD OF DIVIDEND PAYMENTS
During 1993, Castle continued its 60-year record of consecutive quarterly cash dividend payments with payouts totaling, $2,911,000, or 40 cents a share. During the 15-year period ended December 31, 1993, dividend payouts, which average 61% of after-tax corporate income, have risen at a compound annual rate of 5.4%.


COMMON STOCK INFORMATION
Symbol CAS; traded on the American and Chicago Stock Exchanges.
- ------------------------------------------------------------------------------

                                                                              DIVIDENDS            STOCK PRICE RANGE
                                                                            1993     1992        1993            1992
- -------------------------------------------------------------------------------------------------------------------------
First quarter............................................................   $.10     $.10     $11 1/4 $13 1/8 $10 1/2 $12 3/4
Second quarter...........................................................    .10      .10      12      12 3/4  11 3/8  13
Third quarter............................................................    .10      .10      12 1/8  13 1/2  11 1/8  12 1/2
Fourth quarter...........................................................    .10      .10      12 5/8  17 3/8  11 1/8  12 1/8
                                                                            ----     ----
                                                                            $.40     $.40
                                                                            ----     ----
                                                                            ----     ----
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------

CASTLE LOCATIONS

Atlanta, GA
Buffalo, NY
Charlotte, NC
Chicago, IL
Cincinnati, OH
Cleveland, OH
Dallas, TX
Detroit, MI
Houston, TX
Kansas City, MO
Los Angeles, CA
Milwaukee, WI
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Salt Lake City, UT
San Diego, CA
Stockton, CA
Tulsa, OK
Wichita, KS
Worcester, MA
Hy-Alloy Steels Co.; Chicago, IL
H-A Industries; Hammond, IN
A.M. Castle & Co. (Canada), Inc.
  Montreal  Toronto  Winnipeg

- ------------------------------------------------------------------------------

DIRECTORS

Daniel T. Carroll
Chairman
The Carroll Group, Inc.
a management consulting firm

Edward F. Culliton
Vice President -- Finance

William K. Hall
President & Chief Executive Officer
Eagle Industries, Inc.
a diversified manufacturing company

Robert S. Hamada
Dean
Graduate School of Business
University of Chicago

John P. Keller
President
Keller Group
an industrial manufacturing & coal mining company

Frederick A. Krehbiel
Chairman and
Chief Executive Officer
Molex Incorporated
an electronic components
manufacturer

John W. McCarter, Jr.
Vice President
Booz, Allen & Hamilton, Inc.
a management consulting firm

William J. McDermott
Retired President
Simpson Estates, Inc.
a private management firm

Richard G. Mork
President and
Chief Executive Officer

Michael Simpson
Chairman of the Board

Richard A. Virzi
Retired President and
Chief Executive Officer
A.M. Castle & Co.

OFFICERS

Michael Simpson
Chairman of the Board

Richard G. Mork
President and
Chief Executive Officer

Edward F. Culliton
Vice President --
Finance

Sven G. Ericsson
Vice President --
Plate & Carbon Products Group

M. Bruce Herron
Vice President --
Western Region

Stephen V. Hooks
Vice President --
Midwest Region

Richard G. Phifer
Vice President --
Eastern Region

Thomas D. Prendergast
Vice President --
Human Resources

Alan D. Raney
Vice President --
High Technology Products Group

Gise Van Baren
Vice President --
Alloy Products Group

James A. Podojil
Treasurer -- Controller

Jerry M. Aufox
Secretary --
Legal Counsel

HY-ALLOY STEELS CO.

Gise Van Baren
President and General Manager

- ------------------------------------------------------------------------------

GENERAL OFFICES
3400 North Wolf Road
Franklin Park, IL 60131

GENERAL COUNSEL
Mayer, Brown & Platt

INDEPENDENT AUDITORS
Arthur Andersen & Co.
TRANSFER AGENT &
  REGISTRAR
American Stock Transfer and
Trust Company

COMMON STOCK TRADED
American Stock Exchange
Chicago Stock Exchange
ANNUAL MEETING
Thursday, April 28, 1994, 10:00 A.M.
Corporate Offices
3400 North Wolf Road
Franklin Park, IL 60131
(708) 455-7111

FORM 10-K
A.M. Castle & Co. will be pleased to
make its annual report on Form 10-K,
filed with the Securities and Exchange
Commission, available at no cost to
interested stockholders on written
request to the corporate secretary.

- ------------------------------------------------------------------------------

                         APPENDIX TO A. M. CASTLE & CO.
                               1993 ANNUAL REPORT

            [DESCRIPTION OF GRAPHICS OMITTED FORM EDGAR SUBMISSION]

1. On the cover of the Annual Report are three square photographs in the center, arranged in the shape of an L:

     The photograph at the top left is an end view of a rack of bar products in pans stacked vertically with a sun starburst to the left of center.

     The second photograph, lower left of the center, depicts various machined products manufactured out of ferrous and nonferrous metals by customers of the Company.

     The picture on the lower right is of flame cutting equipment, burning shapes out of a plate, with sparks flying.

2. The photograph in the upper left hand corner of page 4 depicts Richard G. Mork, President and Chief Executive Officer, left; and Michael Simpson, Chairman of the Board, right, both facing front.

3. The picture on the top left hand corner of page 6 is an enlarged picture of the picture found on the front page of the Annual Report showing a vertical rack of products in pans with a sunburst slightly left of center.

4.   On page 7, there are two pictures, one on top of another:

     The top picture shows a worker with his back towards the viewer standing in front of a computer control station of a piece of equipment.

     The lower picture shows three machined gears.

5.   On page 8, there are two pictures, one on top of another:

     The top picture shows a large flame cut part which looks like a rimless wheel (a hole in the center and radiating metal spokes) standing upright in front of stacked metal plates.

     The lower picture is a duplicate of one of the pictures on the front cover showing machined parts made from ferrous and nonferrous metal.

6.   On page 23, there are two charts:

     The first chart which is in the upper third of the page shows the compound rate of return of Castle stock versus inflation and the S&P Index.
     Castle's returns are shown in the form of straight line segments connected with a solid color beneath from the year 1979 through 1993. The S&P
     Index is shown by a dotted line and inflation is shown by a solid line.
     The chart depicts inflation over a 15 year period running from slightly under $200 to $200. The chart shows a steadily upward course of the S&P Index 500 rising from approximately 200 to somewhere in the neighborhood of
     900. The chart shows the solid color, A. M. Castle's compound rate of return, also rising with some dips and valleys from $200 to slightly under $1,200.

     The second chart which appears on the bottom half of the page shows 15 year dividend payout in thousands of dollars by year the total amount of dividend payouts for each year joined by a straight line with the area beneath the line shaded. The graph commencing at $1,000,000 shows a rise in total dividends from 1979 to 1982, with a dip from 1982 to 1983, and then a rise again steadily to 1990 with a decrease in total dividends from 1990 to 1992 and 1992 dividends remaining flat at slightly under $3,000,000.